FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 2, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Friday 2nd August 2013

Ross McEwan appointed as RBS Group Chief Executive

The Royal Bank of Scotland Group plc (RBS) announces today that Ross McEwan has been appointed as a Director and Group Chief Executive with effect from 1 October 2013.  Mr McEwan joined RBS as the UK Retail CEO in September 2012.

Philip Hampton, RBS Chairman said:

"With his extensive experience in banking and the leadership that he has shown in his time at RBS, Ross will be a great Chief Executive for the Group. Ross has already become a champion for customers in our business and will continue that role as CEO.

"This is a job that is among the most important and challenging in the business world, and Ross has shown that he has the drive and capability to take it on. I conducted an international search for this position so our internal candidates could be benchmarked against the very best in the market. Ross was the strongest candidate and I am delighted he has been appointed.

"Five years on from its rescue, RBS is now a safe and strong bank - our focus is now on building a really good bank for our customers and shareholders, returning the bank to private ownership, and playing our full part in supporting the UK economy.

"The Board and I very much look forward to the fresh perspective Ross will bring to achieving these goals. I would like to thank Stephen Hester for his dedication to RBS and congratulate him on his success in turning this bank around."

Ross McEwan said:

"We are a bank that millions of British families have entrusted with their finances. We support more companies - from the very smallest to the very biggest - than any other bank in the UK. Our international business helps customers access global markets and export goods and services around the world. It will be a privilege to lead a bank that matters to so many and I thank the Board for their confidence in me.

"Stephen Hester and all of our employees have done a remarkable job in saving this Bank. And now five years on we are ready to focus on the future. I look forward to leading RBS as it plays its full role in supporting our customers. We have a lot of work ahead of us and I'm very much looking forward to getting started."

Stephen Hester, RBS CEO said:

"Ross has an outstanding track record and I congratulate him on being appointed RBS Chief Executive. He is a person of integrity who has been a valued colleague over the past year. I have enjoyed working with him and am pleased to be leaving RBS in the hands of a leader so focused on the needs of our customers."

There are no other matters requiring disclosure under Listing Rule 9.6.13

For further information contact:

RBS Group Media Relations                                                               +44 131 523 4205

Notes to Editors:

Key compensation arrangements for Ross McEwan:

Ross McEwan's annual salary will be £1 million. He will receive a cash allowance in lieu of pension of 35% of salary. He will be eligible to receive a Long Term Incentive Award in 2014. Ross does not wish to be considered for an annual bonus in 2014 or for the remainder of 2013. He has asked that any pro-rata award for 2013 in his current role be deferred in shares until 2017 and subject to conditions around share price and extent of Government sell down designed to allow taxpayers to gain value first. RBS intends that his ongoing pay arrangements will be put to shareholders for approval at next year's AGM following the implementation of the EU's CRD IV rules.

Biography:

Ross McEwan, 56, was appointed Chief Executive Officer for UK Retail in September 2012, joining RBS from Commonwealth Bank of Australia where he was the Group Executive for Retail Banking Services.

Ross has worked in retail banking for more than a decade, with over half that time spent at Commonwealth Bank of Australia (CBA). CBA is the country's largest retail lender with over 16,500 staff serving 10 million customers - nearly 40 per cent of the entire population of Australia. Whilst there, Ross was credited with lifting retail banking profits by 50 per cent to $2.8bn over five years, and saw the Bank awarded numerous awards including the 'Best Retail Bank in Asia Pacific' and the 'Best Retail Bank in Australia'. Prior to that position, Ross was Executive General Manager at CBA in charge of its branch network, contact centres and third party mortgage brokers.

Since joining RBS last year, Ross has begun a major programme of investment across retail banking, focusing on improving branch facilities and offering advanced online and mobile banking services for customers.

Ross has worked in the insurance and investment industries both in Australia and New Zealand for more than 25 years. He has extensive management experience having spent over 18 years in senior executive roles including, Managing Director of stock-broking business First NZ Capital Securities and Chief Executive of National Mutual Life Association of Australasia Ltd/AXA New Zealand Ltd.

Ross, originally from New Zealand, holds a Bachelor of Business Studies, majoring in Industrial Relations & Personnel Management. He is married with two children.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 August 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary